UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2007

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on July 26, 2007.

Luxottica posts strong 1H07 results, raises forecast for the full year

Milan, Italy — July 26, 2007 — Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a global leader in the design, manufacturing and distribution of premium fashion and luxury eyewear, today announced consolidated U.S. GAAP results for the three- and six-month periods ended June 30, 2007(1). Financial highlights were as follows:

Second quarter of 2007

•	Consolidated sales: €1,326.8 million (+8.1%, +12.8% excluding the impact of exchange rates)

–	Total retail sales: €848.0 million (+1.0%, +6.7% excluding the impact of exchange rates); Retail comparable store sales(2): +1.5%

–	Total wholesale sales: €571.3 million (+17.5%, +20.5% excluding the impact of exchange rates)

•	Consolidated operating income: €262.5 million (+26.3%)(*); Operating margin: 19.8%

–	Retail operating income: €103.8 million (-10.6%); Retail operating margin: 12.2%

–	Wholesale operating income: €164.7 million (+21.9%); Wholesale operating margin: 28.8%

•	Consolidated net income: €154.6 million (+32.9%); Net margin: 11.7%

•	Earnings per share: €0.34 (US$0.46 per ADS)

First half of 2007

•	Consolidated sales: €2,626.6 million (+7.4%, +13.0% excluding the impact of exchange rates)

–	Total retail sales: €1,681.6 million (-0.3%, +6.5% excluding the impact of exchange rates); Retail comparable store sales(2): +1.6%

–	Total wholesale sales: €1,119.8 million (+18.9%, +22.3% excluding the impact of exchange rates)

•	Consolidated operating income: €486.6 million (+20.3%)(*); Operating margin: 18.5%

–	Retail operating income: €205.2 million (-11.9%); Retail operating margin: 12.2%

–	Wholesale operating income: €315.7million (+24.5%); Wholesale operating margin: 28.2%

•	Consolidated net income: €282.8 million (+26.9%); Net margin: 10.8%

•	Earnings per share: €0.62 (US$0.83 per ADS)

Andrea Guerra, chief executive officer of Luxottica Group, commented: “We are pleased to report positive results for the first half of the year, which were strong across the board notwithstanding further depreciation of the U.S. Dollar against the Euro in the period. In fact, consolidated sales for the quarter rose year-over-year by 13 percent excluding the impact of exchange rates. Similarly, results of the wholesale division continued to reflect strong growth in this segment of our business as the second quarter of this year was the ninth consecutive quarter for which we enjoyed double-digit growth in sales, while representing an all-time high in terms of profitability. At the same time, we continued to strengthen our retail business, with the addition of a total of approximately 870 new and acquired stores since June 2006.

Our teams around the globe and across both wholesale and retail are working hard to make sure we are in a position to deliver another record year. Consolidated operating income for the first half rose year-over-year by 20.3%, while consolidated operating margin improved over the period by 200 bps to 18.5%. Thanks to these results, today we are able to raise our forecast for the full year. We now forecast a growth in consolidated earnings per share (EPS) of between 26 percent and 29 percent at constant exchange rates (between 23 percent and 25 percent excluding the above mentioned non-recurring gain related to the sale of a real estate property in May 2007). At an average exchange rate of €1 = US$1.35, this would result in consolidated EPS for fiscal year 2007 of between €1.11 and €1.13 (between €1.08 and €1.10 excluding the above mentioned non-recurring gain related to the sale of a real estate property in May 2007).

Finally, in North America we are working to launch a new luxury retail concept under the ILORI brand over the next few months to serve ever-stronger demand in this segment. We believe that our Group is well-positioned to serve this demand, especially since, in our view, no other eyewear retail brands are currently in a position to provide consumers with the full luxury experience they demand.”

Wholesale Division

The second quarter of the year was the ninth consecutive quarter of double-digit growth for the wholesale division, reflecting the strength of the Group’s business in this segment. Ray-Ban posted yet another quarter of double-digit growth, and the performances of the Bvlgari, Chanel, Dolce&Gabbana, Prada and Versace luxury brands were similarly positive. During the quarter, the Group concluded the first phase of the launch of the new Polo Ralph Lauren license. Total wholesale sales in emerging markets for the quarter rose year-over-year by over 50 percent. Wholesale sales to third parties for the quarter, a key measure of the Group’s wholesale business, rose year-over-year by 23.5 percent, while wholesale operating margin rose year-over-year by an additional 100 bps, reaching an all-time high of 28.8 percent.

Retail Division

In the second quarter, the retail division enjoyed a significant improvement in sales of +6.7 percent excluding the impact of exchange rates. This result reflects the focus of the Group on building a solid platform for the long-term growth of the retail business. During the course of the past twelve months the Group opened 395 new stores while adding 479 stores through acquisitions in the U.S., Canada, China, South Africa and Australia. Among these stores, 462 new and existing North American-based stores and 279 stores acquired in China, the U.S. and Canada were rebranded to one of Luxottica’s retail brands.

Other

Luxottica Group’s consolidated net outstanding debt on June 30, 2007, was €1,492 million. On the same date, the Group’s net debt to EBITDA ratio improved further to 1.4x, from 1.7x on June 30, 2006. Additionally, the Group generated €44 million in free cash flow for the quarter before dividends, acquisitions and the impact of exchange rates, reflecting the strength of its business model and ability to generate strong cash flow levels.

Other Corporate Developments

On April 25, 2007, pursuant to a December 12, 2006 order issued by the Supreme Court of India, the Group launched a public offer through its subsidiary Ray Ban Indian Holdings, Inc., to acquire up to 4,895,900 shares of Bombay-listed RayBan Sun Optics India Ltd., which offer was subsequently raised 7,545,200 shares of RayBan Sun Optics India. 6,454,280 shares were tendered for a total consideration of approximately €13 million in the offer, which closed on May 14, 2007. Effective upon the entry of the share transfers in the share register on June 26, 2007, the Group’s stake in RayBan Sun Optics India increased to approximately 70.5 percent.

Luxottica Group S.p.A.

Luxottica Group is a global leader in high-end and luxury eyewear, with approximately 5,700 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio. House brands include Ray-Ban, the most recognized sun brand in the world, Vogue, Persol, Arnette and REVO, while license brands include, among others, Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada and Versace. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants and in two China-based wholly-owned plants. For fiscal year 2006, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.7 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the risk that the merger with Oakley will not be completed, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Luxottica Group S.p.A. media and investor relations contacts

Media Relations:

Carlo Fornaro, Group Corporate Communications Director

Tel.: +39 (02) 8633 4062

Email: MediaRelations@luxottica.com

Luca Biondolillo, Head of International Communications

Tel.: +39 (02) 8633 4668, Mobile: +39 (335) 7870 903

Email: LucaBiondolillo@Luxottica.com

Investor Relations:

Alessandra Senici, Group Investor Relations Director

Tel.: +39 (02) 8633 4069

Email: Investorrelations@Luxottica.com

- TABLES TO FOLLOW -

(1)             All comparisons, including percentage changes, are between the three-month periods ended June 30, 2007 and 2006.

(2)             Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(*)            Includes a non-recurring gain related to the sale of a real estate property in Milan, Italy in May 2007. The impact of the same was a gain of approx. €20 million before taxes or approx.€13 million after taxes (equivalent to EPS of €0.03).

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE THREE-MONTH PERIODS ENDED
JUNE 30, 2007 AND JUNE 30, 2006

KEY FIGURES IN THOUSANDS OF EURO (4)

	2007	2006	% Change

NET SALES	1,326,777	1,227,300	8.1%

NET INCOME FROM CONTINUING OPERATIONS (5)	154,581	116,291	32.9%

NET INCOME	154,581	121,222	27.5%

BASIC EARNINGS PER SHARE (ADS) (2):
FROM CONTINUING OPERATIONS (5)	0.34	0.26
TOTAL	0.34	0.27

FULLY DILUTED EARNINGS PER SHARE (ADS) (3):
FROM CONTINUING OPERATIONS (5)	0.34	0.26
TOTAL	0.34	0.27

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1)(4)

	2007	2006	% Change

NET SALES	1,788,363	1,543,821	15.8%

NET INCOME FROM CONTINUING OPERATIONS (5)	208,359	146,281	42.4%

NET INCOME	208,359	152,485	36.6%

BASIC EARNINGS PER SHARE (ADS) (2):
FROM CONTINUING OPERATIONS (5)	0.46	0.32
TOTAL	0.46	0.34

FULLY DILUTED EARNINGS PER SHARE (ADS) (3):
FROM CONTINUING OPERATIONS (5)	0.45	0.32
TOTAL	0.45	0.33

Notes:	2007	2006
(1) Average exchange rate (in U.S. Dollars per Euro)	1.3479	1.2579
(2) Weighted average number of outstanding shares	455,000,671	452,839,388
(3) Fully diluted average number of shares	458,593,162	455,838,344

(4)   Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.

(5)            Results of Things Remembered, a specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE SIX-MONTH PERIODS ENDED
JUNE 30, 2007 AND JUNE 30, 2006

KEY FIGURES IN THOUSANDS OF EURO (4)

	2007	2006	% Change

NET SALES	2,626,602	2,445,223	7.4%

NET INCOME FROM CONTINUING OPERATIONS (5)	282,837	222,921	26.9%

NET INCOME	282,837	224,471	26.0%

BASIC EARNINGS PER SHARE (ADS) (2):
FROM CONTINUING OPERATIONS (5)	0.62	0.49
TOTAL	0.62	0.50

FULLY DILUTED EARNINGS PER SHARE (ADS) (3):
FROM CONTINUING OPERATIONS (5)	0.62	0.49
TOTAL	0.62	0.49

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1)(4)

	2007	2006	% Change

NET SALES	3,490,229	3,005,668	16.1%

NET INCOME FROM CONTINUING OPERATIONS (5)	375,834	274,014	37.2%

NET INCOME	375,834	275,920	36.2%

BASIC EARNINGS PER SHARE (ADS) (2):
FROM CONTINUING OPERATIONS (5)	0.83	0.61
TOTAL	0.83	0.61

FULLY DILUTED EARNINGS PER SHARE (ADS) (3):
FROM CONTINUING OPERATIONS (5)	0.82	0.60
TOTAL	0.82	0.61

Notes:	2007	2006
(1) Average exchange rate (in U.S. Dollars per Euro)	1.3288	1.2292
(2) Weighted average number of outstanding shares	454,498,282	452,433,840
(3) Fully diluted average number of shares	457,970,000	455,655,141
(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.

(5)   Results of Things Remembered, a specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006.

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT
FOR THE THREE-MONTH PERIODS ENDED
JUNE 30, 2007 AND JUNE 30, 2006

In thousands of Euro (1)	2Q07	% of sales	2Q06 (2)	% of sales	% Change

NET SALES	1,326,777	100.0%	1,227,300	100.0%	8.1%
COST OF SALES	(398,980)		(374,419)
GROSS PROFIT	927,797	69.9%	852,881	69.5%	8.8%
OPERATING EXPENSES:
SELLING EXPENSES	(404,134)		(384,650)
ROYALTIES	(36,320)		(28,964)
ADVERTISING EXPENSES	(100,296)		(94,183)
GENERAL AND ADMINISTRATIVE EXPENSES	(109,421)		(123,596)
TRADEMARK AMORTIZATION	(15,141)		(13,644)
TOTAL	(665,311)		(645,036)
OPERATING INCOME	262,486	19.8%	207,846	16.9%	26.3%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(21,119)		(17,806)
INTEREST INCOME	3,826		1,939
OTHER - NET	2,760		(5,330)
OTHER INCOME (EXPENSES)-NET	(14,533)		(21,197)
INCOME BEFORE PROVISION FOR INCOME TAXES	247,953	18.7%	186,648	15.2%	32.8%
PROVISION FOR INCOME TAXES	(89,263)		(69,061)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	158,690		117,588
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(4,109)		(1,297)
NET INCOME FROM CONTINUING OPERATIONS (2)	154,581	11.7%	116,291	9.5%	32.9%
DISCONTINUED OPERATIONS			4,931
NET INCOME	154,581	11.7%	121,222	9.9%	27.5%
BASIC EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1)(2)	0.34		0.26
TOTAL (1)	0.34		0.27
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1)(2)	0.34		0.26
TOTAL (1)	0.34		0.27

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	455,000,671		452,839,388
FULLY DILUTED AVERAGE NUMBER OF SHARES	458,593,162		455,838,344

Notes :

(1)            Except earnings per share (ADS), which are expressed in Euro.

(2)            Results of Things Remembered, a specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006.

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT
FOR THE SIX-MONTH PERIODS ENDED
JUNE 30, 2007 AND JUNE 30, 2006

In thousands of Euro (1)	2007	% of sales	2006	% of sales	% Change

NET SALES	2,626,602	100.0%	2,445,223	100.0%	7.4%
COST OF SALES	(815,874)		(760,319)
GROSS PROFIT	1,810,728	68.9%	1,684,904	68.9%	7.5%
OPERATING EXPENSES:
SELLING EXPENSES	(809,040)		(782,907)
ROYALTIES	(70,811)		(55,618)
ADVERTISING EXPENSES	(185,759)		(179,206)
GENERAL AND ADMINISTRATIVE EXPENSES	(228,264)		(234,838)
TRADEMARK AMORTIZATION	(30,243)		(27,753)
TOTAL	(1,324,117)		(1,280,321)
OPERATING INCOME	486,611	18.5%	404,583	16.5%	20.3%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(38,956)		(35,381)
INTEREST INCOME	6,834		3,599
OTHER - NET	2,382		(10,104)
OTHER INCOME (EXPENSES)-NET	(29,740)		(41,886)
INCOME BEFORE PROVISION FOR INCOME TAXES	456,871	17.4%	362,696	14.8%	26.0%
PROVISION FOR INCOME TAXES	(164,473)		(134,198)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	292,397		228,499
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(9,560)		(5,578)
NET INCOME FROM CONTINUING OPERATIONS (2)	282,837	10.8%	222,921	9.1%	26.9%
DISCONTINUED OPERATIONS			1,550
NET INCOME	282,837	10.8%	224,471	9.2%	26.0%
BASIC EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1)(2)	0.62		0.49
TOTAL (1)	0.62		0.50
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1)(2)	0.62		0.49
TOTAL (1)	0.62		0.49

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	454,498,282		452,433,840
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,970,000		455,655,141

Notes :

(1)            Except earnings per share (ADS), which are expressed in Euro.

(2)            Results of Things Remembered, a specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006.

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

In thousands of Euro	June 30, 2007	December 31, 2006

CURRENT ASSETS:
CASH	321,254	339,122
ACCOUNTS RECEIVABLE	730,433	533,772
SALES AND INCOME TAXES RECEIVABLE	18,888	24,924
INVENTORIES	398,524	400,895
PREPAID EXPENSES AND OTHER	162,021	98,156
DEFERRED TAX ASSETS - CURRENT	142,976	87,947
TOTAL CURRENT ASSETS	1,774,096	1,484,816

PROPERTY, PLANT AND EQUIPMENT - NET	827,552	787,201

OTHER ASSETS
INTANGIBLE ASSETS - NET	2,587,133	2,524,976
INVESTMENTS	17,378	23,531
OTHER ASSETS	220,517	93,588
SALES AND INCOME TAXES RECEIVABLE	913	913
TOTAL OTHER ASSETS	2,825,940	2,643,008

TOTAL	5,427,589	4,915,025

CURRENT LIABILITIES:
BANK OVERDRAFTS	438,686	168,358
CURRENT PORTION OF LONG-TERM DEBT	302,528	359,527
ACCOUNTS PAYABLE	362,547	349,598
ACCRUED EXPENSES AND OTHER	440,009	374,718
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	21,452	17,881
INCOME TAXES PAYABLE	66,175	155,195
TOTAL CURRENT LIABILITIES	1,631,397	1,425,277

LONG-TERM LIABILITIES:
LONG-TERM DEBT	1,071,625	959,735
LIABILITY FOR TERMINATION INDEMNITIES	60,088	60,635
DEFERRED TAX LIABILITIES - NON-CURRENT	44,315	41,270
OTHER	232,835	181,888
TOTAL LONG-TERM LIABILITIES	1,408,863	1,243,528

COMMITMENTS AND CONTINGENCIES:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	42,933	30,371

SHAREHOLDERS’ EQUITY:
461,778,585 ORDINARY SHARES AUTHORIZED AND ISSUED - 455,343,799 SHARES OUTSTANDING	27,707	27,613
NET INCOME	282,837	424,286
RETAINED EARNINGS	2,033,852	1,763,950
TOTAL SHAREHOLDERS’ EQUITY	2,344,395	2,215,849

TOTAL	5,427,589	4,915,025

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE SIX-MONTH PERIODS ENDED
JUNE 30, 2007 AND JUNE 30, 2006
- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj. (2)	Consolidated

2007

Net Sales	1,119,828	1,681,571	(174,797)	2,626,602
Operating Income	315,743	205,158	(34,291)	486,611
% of sales	28.2%	12.2%		18.5%
Capital Expenditures	45,573	78,439		124,012
Depreciation & Amortization	32,085	60,959	19,896	112,940
Assets	2,253,031	1,447,087	1,727,471	5,427,589

2006 (1)

Net Sales	942,022	1,686,424	(183,223)	2,445,223
Operating Income	253,604	232,941	(81,962)	404,583
% of sales	26.9%	13.8%		16.5%
Capital Expenditures	39,108	59,165		98,273
Depreciation & Amortization	26,801	54,624	17,675	99,099
Assets	1,877,406	1,304,472	1,875,825	5,057,703

Notes :

(1)            Results of Things Remembered,a specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included in results of operations for 2006.

(2)            Includes a non-recurring gain related to the sale of a real estate property in May 2007. The impact of the sales was a gain of approx. €20 million before taxes or approx.€13 million after taxes, equivalent to €0.03 at EPS level.

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT
PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE SIX-MONTH PERIOD
ENDED JUNE 30, 2007, PURSUANT TO CONSOB REGULATION N. 27021 OF APRIL 7, 2000 AND
IN ACCORDANCE WITH CONSOB COMMUNICATION DME/5015175 DATED MARCH 10, 2005

CONSOLIDATED INCOME STATEMENT
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007

	US GAAP					IAS / IFRS
In thousands of Euro (1)	2007	IFRS 3	IAS 19	IAS 38	Total IAS/IFRS	2007
		Business combination	Employee benefit	Intangible Depreciation	Adjustment

NET SALES	2,626,602					2,626,602
COST OF SALES	(815,874)	(10)			(10)	(815,884)
GROSS PROFIT	1,810,728	(10)			(10)	1,810,718
OPERATING EXPENSES:
SELLING EXPENSES	(809,040)	(940)		(223)	(1,163)	(810,203)
ROYALTIES	(70,811)					(70,811)
ADVERTISING EXPENSES	(185,759)			(1,077)	(1,077)	(186,836)
GENERAL AND ADMINISTRATIVE EXPENSES	(228,264)	(82)	(1,811)		(1,893)	(230,157)
TRADEMARK AMORTIZATION	(30,243)					(30,243)
TOTAL	(1,324,117)	(1,022)	(1,811)	(1,301)	(4,133)	(1,328,251)

OPERATING INCOME	486,611	(1,032)	(1,811)	(1,301)	(4,144)	482,467
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(38,956)					(38,956)
INTEREST INCOME	6,834					6,834
OTHER - NET	2,382					2,382
OTHER INCOME (EXPENSES)-NET	(29,740)					(29,740)
INCOME BEFORE PROVISION FOR INCOME TAXES	456,871	(1,032)	(1,811)	(1,301)	(4,144)	452,727
PROVISION FOR INCOME TAXES	(164,473)	310	706	527	1,543	(162,930)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	292,397	(722)	(1,105)	(773)	(2,600)	289,797
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(9,560)					(9,560)

NET INCOME	282,837	(722)	(1,105)	(773)	(2,600)	280,237
BASIC EARNINGS PER SHARE (ADS) (1)	0.62					0.62
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.62					0.61

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	454,498,282					454,498,282
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,970,000					457,782,560

Notes :

(1)            Except earnings per share (ADS), which are expressed in Euro.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
DATE: July 31, 2007	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER